TESSENDERLO GROUP

03 FEB -3 AM 7:21

FAX	DATE: 2003-01-31	PAGES: 3 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: **our latest press release**		
☐ URGENT		☐ PLEASE REPLY

03003500

MMa/JoV 2003-012

Dear Ms Kung,

82-4785

Please find our press release of 31st January 2003.

SUPPL

With kind regards,

Jo Verspecht
Secretary

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Martine Marique
Manager Corporate Financial Services

dw 2/3

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

TESSENDERLO GROUP

Brussels, January 30, 2003

EXCEPTIONAL EMBARGO UNTIL January 30, 2003 ! 8.00 pm ! (GMT+1)

PRESS RELEASE

TESSENDERLO GROUP REINFORCES ITS POSITION ON THE GELATIN MARKET

Tessenderlo Group is set to acquire the gelatin activity of the Australian group Goodman-Fielder, with production plants in Davenport (USA) and Santa Fe (Argentina). The value of the transaction is 67 million USD.

The production plant in Davenport (USA) has a capacity of approximately 10,000 tons/year of gelatin extracted from pigskins and the Argentinian one of almost 5,000 tons/year of gelatin extracted from beef hides. These companies employ around 300 people and their joint annual turnover is 70 million EUR.

The produced gelatin is used in the food and pharmaceutical sector.

This acquisition will strenghten the gelatin business unit within Tessenderlo Group (PB Gelatins), already comprising production facilities in Vilvoorde (Belgium), Trefforest (UK) and Nienburg (Germany). Today's production capacity of PB Gelatins is 22,000 tons/year.

"This acquisition forms part of our strategy for growth and it reinforces our position in the gelatin market outside Europe, where we were absent as producer. This acquisition is 100% complementary to our present activity. With this acquisition PB Gelatins confirms its position as the number three producer worldwide" stated Jozef Housen, head of PB Gelatins.

This project is subject to approval of the American F.T.C. (Federal Trade Commission) and the transaction will only go through once consent from this body has been obtained.

Tessenderlo Group is an international chemicals group with over 112 branches in 22 countries. Around 8,000 people work for the group, 2,500 of whom are located in Belgium. The company's consolidated turnover totalled 1,890 million EUR in 2001, from its five main areas of business (inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products).
The group is a European or world leader in most of its product areas.
Tessenderlo Chemie NV is listed on Euronext Brussels and is part of BEL 20, Next 150 and NextPrime.

For further information, please contact:

Mrs. Geert Dusar, Manager Corporate Communication ☎ +32 2 639 17 75 – 0474 99 38 19
Mr. Christian Vrebosch, Finance Director, ☎ +32 2 639 18 87 -
Website http://www.tessenderlogroup.com (section NEWS)
rue du Trône 130 - 1050 Brussels

Note for editorial board: financial agenda

- Results at 31.12.2002	11 March 2003
- Results at 31 March 2003	24 April 2003
- Results 1st halfyear 2003	11 September 2003
- Results at 30 September 2003	06 November 2003